UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
Commission File Number 0-30314

PORTAGE BIOTECH INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

BONTAN CORPORATION INC.
(Former name, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

PORTAGE SIGNS A COLLABORATIVE RESEARCH AND DEVELOPMENT AGREEMENT  WITH US NATIONAL INSTITUTE OF HEALTH

Toronto, Ontario, May 15, 2014 – Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, Canadian Stock Exchange: PBT.U), is pleased to inform that its wholly owned subsidiary, Portage Pharmaceuticals Ltd.(PPL or the Company) has entered into a materials collaborative research and development agreement (M-CRADA) with the National Eye Institute, one of the National Institutes of Health.   Portage will provide its lead cell permeable peptide targeting inflammatory diseases to Dr. Robert B. Nussenblatt to investigate its efficacy in animal models of uveitis.  Portage will also provide financial support for these studies.

 “This agreement will enable Portage to benefit from Dr. Nussenblatt’s great depth of knowledge and experience in the area of inflammatory eye diseases while providing tools to further the understanding of the pathogenesis of these diseases and possibly a new therapeutic approach that could be a great benefit to patients” says Dr. Bruce Littman, CEO of Portage Pharmaceuticals.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Apart from PPL, Portage holds 54% equity in Biohaven Pharmaceutical Holding Company Limited (“Biohaven”).  Biohaven is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The company obtained a license from Yale University regarding intellectual property for the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. Biohaven’s first drug candidate is being developed for treatment-resistant mood and anxiety disorders. The lead drug candidate is a Phase 2 ready compound and will enter clinical testing for treatment-resistant mood or anxiety disorders next year. A second unique drug candidate also targeting the glutamatergic system has a well-established safety profile and will begin optimization of its formulation in 2014.

Portage is seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2014

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer